Contact

www.linkedin.com/in/dan-eamon-0583092b (LinkedIn)

Top Skills

Preparedness
Emergency Management
Emergency Services

Dan Eamon

Revolutionizing how we fight wildfires
Longmont, Colorado, United States

Summary

Experienced leader with a proven track record of building successful programs. In my public sector life, I started as a wildland firefighter and technical rescue worker deploying nationally on fires. I worked to develop skills in Incident Command and Co-Founded the Boulder County Incident Management Team. I have worked in multiple roles in Type I, II and III incidents in the Operations, Planning sections and as Incident Commander.   I was then hired as the City of Longmont's first emergency manager where I built an emergency management program capable of responding to the historic 2013 floods with no serious injuries or deaths. I served as the Incident Commander for the City during the event. After leading the initial recovery process, I transitioned to building a national best practice criminal justice system diversion program. Integrating co-response, behavioral health diversion, community health and case management, our programs set the standard for diversion work and relationship building. I am a published author and skilled presenter and I thrive on new challenges and building diverse, high functioning teams.

After retiring from the City, I Co-Founded Team WIldfire to develop technology in the wildland fire market. Primarily working with hardware solutions for on the ground support for crews and Incident Commanders, making the work safer and more efficient.

In addition, I am Head of Product for WinterWinds Robotics. WinterWInds is developing groundbreaking sensor technology to revolutionize the way data is consumed by firefighters, oil and gas and more. This data translates easily into robotic solutions using artificial intelligence and machine learning.

Experience

WinterWinds Robotics

Head of Product
January 2023 - Present (4 months)

Longmont, Colorado, United States

WinterWinds Robotics is developing revolutionary robotics systems designed for harsh environments. I will be leading the effort to bring sensor technology to the fire and oil and gas markets for a level of safety and efficiency never seen before. Fully integrated into existing systems (ATAK), our sensors are capable of real-time display of fire activity, encoding subject matter expert expertise into "Watch-Out" alerts and much more.

Team Wildfire
Founder, Director of Wildfire Operations
July 2022 - Present (10 months)
Boulder, Colorado

Team Wildfire is developing revolutionary new technologies for fighting wildfires. Our patent-pending solutions provide safety and efficiency not available today. Combining the power of a jet-engine with innovative misting techniques, our platforms provide flexibility and cost-effective support for multiple fire scenarios. https://www.teamwildfire.com/

City of Longmont
Assistant Public Safety Chief
January 2018 - July 2022 (4 years 7 months)

I oversee one of the four divisions in Public Safety, the Community Health and Resilience Division. This includes the Office of Emergency Management, the Victim Services Group, Public Safety Volunteer Programs, and Community Health and Criminal Justice Diversion Programs. This includes the Law Enforcement Assisted Diversion (LEAD) program, the Crisis Outreach, Response and Engagement (CORE) teams, and the Community Health programs.

City of Longmont
14 years 7 months

Community Health and Diversion Programs
November 2017 - July 2022 (4 years 9 months)
Longmont

2020 was a challenging year for the entire Longmont community. Those with mental health and substance use disorders (SUD) were disproportionately affected. The CDC reported that during the COVID pandemic, an astonishing 40% of adults are currently struggling with diagnosable mental health or SUD. Our teams have risen to the challenge! Our mental health crisis calls for service are up a staggering 118% over 2019 and our case management team

conducted 77% more outreach activities than 2019, despite the restrictions of COVID. Each time our CORE team responds to a crisis call for service, patrol units do not, allowing them to focus on patrol related duties. Our LEAD program has been so successful that our mid-year evaluation done through our partnership with CU Boulder, showed a 59% reduction in all criminal justice system contacts. This is among the highest rates in the country. Our public safety based, relationship first approach and evaluation results have put the City of Longmont at the national forefront of diversion work. Our staff sits on several state and national committees, and we are consistently asked to share our work through conference presentations, site visits and program consultations (28 in 2019).

2020 Data Highlights:
• Our CORE Team made 5,029 contacts, a 21.53% increase over 2019, including 2,841 crisis response calls, a 118.5% increase over 2019.
• 23 Direct admits to a psychiatric hospital.
• 168 total participant referrals to Case Management.
• 93 LEAD referrals from Longmont police officers, a 19.23% over 2019.
• 62 Angel participants self-referred for addiction treatment, a 5% increase over 2019.
• Our Case Management team conducted 2,744 outreaches, a 76.58% increase over 2019.

There have been 28 jurisdictions throughout the country that have asked our team to consult with them this year, and we are committed to do everything we can to help diversion programs grow and thrive.

Emergency manager
January 2008 - July 2022 (14 years 7 months)

Manage all aspects of the City emergency management program. Emphasizing partnership and coordination, work with City departments and our community to be prepared for, respond to and recover from large scale incidents of all types.

Preparedness Parternships
Owner
January 2010 - December 2014 (5 years)

Preparedness Partnerships builds relationships, skills and partnerships in the emergency management community. Disaster preparedness, business

continuity, incident command, leadership and educational materials are all services provided.

More than anything, Preparedness Partnerships builds the capacity of communities and governments to prepare for and respond to disasters.

Longmont Community Health Network
Coordinator
October 2011 - January 2014 (2 years 4 months)

Coordinating the community based Longmont Community Health Network, a partnership of all health and medical services in the Longmont area. We are working towards the "Triple Aim" of better care at a lower cost with greater patient satisfaction. We have created four task forces comprised of subject matter experts - 1) Care Coordination for complex cases and community paramedicine 2) Alternate Destinations - taking patients to the appropriate level of care 3) Outreach and Education - building self sufficiency in our community, and 4) Health Portals and Clinics - creating free clinics to serve the uninsured and underinsured.

Boulder County Incident Management Team
Team Coordinator
January 2009 - January 2011 (2 years 1 month)

BCIMT is a State of Colorado Type III Incident Management Team capable of deploying State wide for all-hazards incident management. The Team most recently deployed to the Fourmile Canyon and Dome Fires in Boulder County.

Boulder County Firefighters Association
President
January 2008 - January 2011 (3 years 1 month)

The BCFFA is a coordinating entity for fire and emergency services in Boulder County.

Education

Thomas Edison State University
BSHS, Emergency Management · (2009 - 2010)

University of Colorado at Boulder
Finance / Accounting · (1991 - 1995)